SUBJECT COMPANY:

      COMPANY DATA:
            COMPANY CONFORMED NAME:                 T.H. Lehman &
Co., Incorporated
            CENTRAL INDEX KEY:                      0000721647
            STANDARD INDUSTRIAL CLASSIFICATION:     Holding & Other
Investment Offices [6700]
            IRS NUMBER:                             222442356
            STATE OF INCORPORATION:                 DE
            FISCAL YEAR END:                        0331

      FILING VALUES:
            FORM TYPE:              SC 13D
            SEC ACT:
            SEC FILE NUMBER:        002-87738
            FILM NUMBER:

      BUSINESS ADDRESS:
            STREET 1:               4900 Woodway, Suite 650
            CITY:                   Houston
            STATE:                  TX
            ZIP:                    77056
            BUSINESS PHONE:         7136218404

      MAIL ADDRESS:
            STREET 1:               4900 Woodway, Suite 650
            CITY:                   Houston
            STATE:                  TX
            ZIP:                    77056

FILED BY:
      COMPANY DATA:
            COMPANY CONFORMED NAME:                 Monahan Corp Inc.
            CENTRAL INDEX KEY:                      0001073331
            STANDARD INDUSTRIAL CLASSIFICATION:     Holding & Other
Investment Offices [6700]
            IRS NUMBER:                             None-Foreign Entity
            STATE OF INCORPORATION:                 Netherlands
            FISCAL YEAR END:                        1231

      FILING VALUES:
            FORM TYPE:              SC 13D

      BUSINESS ADDRESS:
            STREET 1:               Kaya Richard J. Beaujon z/n
            CITY:                   Curacao
            STATE:                  Netherlands Antilles
            ZIP:                    N/A
            BUSINESS PHONE:         59997366277

      MAIL ADDRESS:
            STREET 1:               Kaya Richard J. Beaujon z/n
            CITY:                   Curacao
            STATE:                  Netherlands Antilles
            ZIP:                    N/A

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. )*

                      T.H. Lehman & Co., Incorporated
                            (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)

                                  525169-207
                                (CUSIP Number)

                                Gregory Elias
                           Intertrust (Curacao) N.V.
                           Kaya Richard J. Beaujon z/n
                          Curacao, Netherlands Antilles
                                   59997366277
              (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                               November 5, 1998
            (Date of Event which Requires Filing of this Statement)


                                   -1-
If the filing person has previously filed a statement on Schedule 13G to Report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3)or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be Deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

- ---------------------------------------------------------------------------
CUSIP No.: 525169-207
- ---------------------------------------------------------------------------
1 NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Monahan Corp Inc.            None - Foreign Entity
- ---------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [ ]
                                                          (b) [ ]
- ---------------------------------------------------------------------------
3  SEC USE ONLY
- ---------------------------------------------------------------------------
4  SOURCE OF FUNDS                                        WC
- ---------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS           [ ]
   IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
- ---------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION                   NETHERLAND
- ---------------------------------------------------------------------------
   NUMBER OF SHARES     |   7  SOLE VOTING POWER          1,218,077
    BENEFICIALLY        |----------------------------------------------------
      OWNED BY          |   8  SHARED VOTING POWER        -0-
        EACH            |----------------------------------------------------
     REPORTING          |   9  SOLE DISPOSITIVE POWER     1,218,077
      PERSON            |----------------------------------------------------
       WITH             |  10  SHARED DISPOSITIVE POWER   -0-
- ---------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH           1,218,077
    REPORTING PERSON
- ---------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)         [ ]
    EXCLUDES CERTAIN SHARES
- ---------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     25.7%
- ---------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON                               CO
- ---------------------------------------------------------------------------



                                   -2-

Item 1.  Security and Issuer
         -------------------

     This statement relates to the Common Stock, no par value (the "Common Stock"), of T.H. Lehman & Co., Incorporated (the "Issuer"). Monahan Corp Inc. (the "Buyer") has purchased Common Stock of the
Issuer.

     The principal executive offices of the Issuer are located at 4900 Woodway, Suite 650, Houston, Texas 77056.

Item 2.  Identity and Background
         -----------------------

     This statement is being filed by the Buyer, which is a corporation organized under the laws of the Netherlands. It conducts its principal business operations from the Netherlands.

     The Buyer is an open-end fund. The Buyer commenced operations on July 29, 1980.

     The principal investment objective of the Buyer is capital appreciation, and it invests, primarily providing financing to both privately and publicly held companies. The initial capitalization of the Buyer occurred with the sale and issuance of its capital stock.

     The Buyer has not during the last five years been (i) convicted in a criminal proceeding, or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree and final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

     The Buyer received 301,237 shares of Common Stock from Swifton Capital Corp. N.V. for good consideration of $301,237.00.

     The Buyer received 916,840 shares of common Stock from Signal Hill N.V. for good consideration of $284,220.52.


Item 4.  Purpose of Transaction
         ----------------------

     The Buyer holds a total of 1,218,077 shares of Common Stock and plans to hold this stock as an investment. The Buyer may sell the Common Stock from time to time in the open market or in privately negotiated transactions.

     Except as set forth in this Item 4, the Buyer has no present intent or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of

                                   -3-
securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of Directors or to fill any vacancies on the Board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer 's business or corporate structure; (vii)changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;(viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to those enumerated above.

     The Buyer reserves the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified above.

Item 5.  Interest in Securities of the Issuer
         ------------------------------------

     The Buyer will have sole voting power and sole dispositive power over the Common Stock that it holds. The Buyer has not been a party to any transaction in the Common Stock other than listed above in Item 3. The Buyer knows of no other person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock.

Item 6.  Contracts, Arrangements, Understandings or Relationships with
Respect
         --------------------------------------------------------------------
         to Securities of the Issuer
         ---------------------------

     Not applicable.


Item 7.  Materials to be Filed as Exhibits
         ---------------------------------

     None.









                                   -4-


                                  SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

                                          MONAHAN CORP INC.

                                          By  /s/ Russell S. Molina
                                              ----------------------
                                                    Signature
November 19, 1998

                                  -5-